AH
4-11-2003



03054456


MAR 2 6 2003
PROCESSING
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/16/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ex24, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Patriot Way
(No. and Street)

Naples,	Florida	34104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

David Prunier, Financial & Operations Principal — (239) 732-5500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ex24, Inc.

TABLE OF CONTENTS


ex24, Inc.

Member NASD/SIPC

OATH OR AFFIRMATION

I, David Prunier, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ex24, Inc., as of December 31, 2002 and for the period January 16, 2002 (Inception) through December 31, 2002, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David E Prunier 3/21/2003
Signature Date

Financial Principal
Title

Subscribed and sworn to before me this
21st day of MARCH 2003

Bette M. Byouk
Notary Public


BETTE M. BYOUK
Commission # DD0043992
Expires 8/20/2005
Bonded through
(800-432-4254) Florida Notary Assn., Inc.


SEC MAIL
RECEIVED
PROCESSING
MAR 2 6 2003
WASH. D.C.
181
SECTION

ex24, INC.
(SEC I.D. No. 8-65297)

Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

.Deloitte & Touche LLP
Suite 2000
400 Capitol Mall
Sacramento, California 95814-4424

Tel: (916) 498-7100
Fax: (916) 444-7963
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
ex24, Inc.

We have audited the accompanying statement of financial condition of ex24, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

March 21, 2003

ex24, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 500,966
CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	500
INVESTMENT IN SECURITIES	80,153
PREPAID EXPENSES AND OTHER ASSETS	2,476
EQUIPMENT, Net of Accumulated depreciation of $309	1,543
TOTAL ASSETS	$ 585,638

STOCKHOLDER'S EQUITY

COMMON STOCK, $.001 par value, 5,000,000 shares authorized 611,000 shares issued and outstanding	$ 611
ADDITIONAL PAID IN CAPITAL	724,733
ACCUMULATED DEFICIT	(139,706)
TOTAL STOCKHOLDER'S EQUITY	$ 585,638

See notes to statement of financial condition.

ex24, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Incorporated in 2002, ex24, Inc. (the "Company") is a "C" corporation registered in Florida. It is the wholly owned subsidiary of bidnask.com, Inc. (the "Parent"), a Delaware Corporation. The Company maintains its principal offices in Naples, Florida. Although the Company is an early stage Company, it is rapidly approaching commercialization of its online stock trading and settlement platform. Design and development of the software platform, provided by the Company's Parent, has taken more than 5 years to complete. It is expected to be operational and located in a secure facility by May 2003.

The Company is a new type of on-line securities trading environment that involves the trading of single shares of major public companies.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Investment in Securities - Securities are stated at market value and are classified as trading securities at December 31, 2002.

Equipment - The Company's policy is to capitalize equipment over $500. Equipment is depreciated - using the straight-line method over three years.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. INVESTMENT IN SECURITIES

At December 31, 2002, investment in securities consists of marketable equity securities and is valued at market value. Securities transactions are recorded on the trade date.

3. RELATED PARTY TRANSACTIONS

The Parent is the sole owner of the Company's stock at December 31, 2002.

The Company has entered into an Administrative Services and Expense Funding Agreement (the "Agreement") with the Parent whereby the Parent shall provide to the Company such accounting and administrative services as the Company's board of directors shall reasonably request. Such services may include, without limitation, payroll, accounting, tax calculation and payment, budgeting and forecasting, legal, regulatory and auditing services, back office support and related services. In consideration of such services provided by the Parent in accordance with the Agreement, the Company shall pay the Parent, on

an annual basis, 90% of the net earnings of the Company (the "Administrative Services Fee"). From time to time, certain expenses are incurred by the Parent on behalf of the Company and are not required to be reimbursed to the Parent. Such amounts are recorded as a deemed capital contribution from the Parent.

Pursuant to the Agreement, the Company shall pay its direct expenses including, without limitation, licensing, registration and banking fees, fees for audit and legal services, taxes, liability insurance, surety bonds, fees to other outside vendors with whom the Company contracts, and the Administrative Services Fee described above.

The Agreement also acknowledges that the Company is dependent upon the Parent for funding of certain other expenses, and accordingly, the Parent has agreed to pay all expenses of the Company related to office facilities, utilities, communications services, general administrative and clerical support, and management services. The Parent has agreed not to apportion or charge back any such expenses to the Company at the end of any fiscal year or at any other time. Accordingly, any such amounts paid by the Parent on behalf of the Company, will be considered a deemed capital contribution.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed eight times its net capital in its first year of operations as a broker-dealer. At December 31, 2002, the Company's regulatory net capital was $569,640, which was $319,640 in excess of its minimum required net capital. The Parent has represented that it intends to provide adequate financing to enable the Company to maintain capital at adequate levels.

* * * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783 4000
Fax: (415) 783 4329
www.us.deloitte.com

Deloitte & Touche

March 21, 2003

ex24, Inc.
200 Patriot Way
Naples, FL 34104

In planning and performing our audit of the financial statements of ex24, Inc. (the "Company") for the period January 16, 2002 (Inception) through December 31, 2002 (on which we issued our report dated March 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP